John Hancock Life Insurance Company of New York

ALLOCATIONS AND TRANSFERS ENDORSEMENT

This endorsement is attached to and made part of your policy at issue and takes effect at the same time as your policy. For purposes of applying the provisions of this endorsement, we will aggregate all policies of the same Plan Name issued with this endorsement in which you have an ownership interest (including policies owned by entities associated with you) and/or for which premiums are paid by a single payor (including entities associated with such payor).

This endorsement, as described below, amends certain provisions of your policy. It changes the Fixed Account definition and limits the amount of premiums and Policy Value you may allocate or transfer per year to the Fixed Accounts. Also, this endorsement amends your policy’s current yearly maximum for transfers to or from an Investment Account.

Section 3. DEFINITIONS

The definition for the term “Fixed Account” is amended and restated as follows:

The term “Fixed Account” is that part of the Policy Value which reflects the value you have in our general account. References in this policy to a single Fixed Account shall also apply to any additional Fixed Account provided by a supplementary benefit rider, if included in this policy, except to the extent of any differences described in such rider. The Yearly Maximum for Allocations and Transfers to the Fixed Account provision shall apply in aggregate to all the Fixed Accounts.

Section 16. ALLOCATIONS AND TRANSFERS

The following provision is added immediately after the Transfers provision:

Yearly Maximum for Allocations and Transfers to the Fixed Account

Without our approval, the combined maximum amount of net premiums and Policy Value you may allocate or transfer to the Fixed Account during the most recent 12 calendar months for this policy and for all other policies of the same Plan Name in which you have an ownership interest (including policies owned by entities associated with you) and/or for which premiums are paid by a single payor (including entities associated with such payor) is $1,000,000 in aggregate for all such policies.

Any excess over such limit will be allocated or transferred to your other Investment Accounts according to your most recent instructions.

The last sentence in the third paragraph of the General Restrictions on Transfers provision is amended and restated as follows:

Without our approval, the maximum amount of Policy Value you may transfer to or from an Investment Account during the most recent 12 calendar months for this policy and for all other policies of the same Plan Name in which you have an ownership interest (including policies owned by entities associated with you) and/or for which premiums are paid by a single payor (including entities associated with such payor) may not exceed the Investment Account Maximum Transfer Amount shown in Section 1 in aggregate for all such policies.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

President

John Hancock Life Insurance Company of New York

EARLY TERMINATION FEE ENDORSEMENT

This endorsement is attached to and made part of your policy at issue and takes effect at the same time as your policy.

This endorsement, as specified below, amends certain provisions of your policy to allow for the deduction of an Early Termination Fee with respect to any withdrawals or surrender of the policy (if such surrender is not subject to a Replacement Fee) during the first 7 Policy Years.

Section 1. POLICY SPECIFICATIONS

The following is added to Other Charges in the MAXIMUM EXPENSE CHARGES part of Section 1:

Early Termination Fee	Charge deducted from the Policy Value if this policy is surrendered during the first 7 Policy Years (the Early Termination Fee Charge Period) and the surrender is not subject to a Replacement Fee.

	The charge deducted will be equal to the percentage shown below multiplied by the lesser of either the sum of premiums paid to date at the time the charge is applied or the Early Termination Fee Calculation Limit shown under the Table of Values in this Section 1.

	Early Termination Fee Charge Period (Policy Year)	Percentage
	1	6%
	2	6%
	3	5%
	4	4%
	5	3%
	6	2%
	7	1%
	8+	0%

Pro-Rata Early Termination Fee	Charge deducted from the Policy Value for each withdrawal made during the Early Termination Fee Charge Period. The charge deducted will be a pro-rata portion of the Early Termination Fee, as described in Section 18.

	If a Replacement Fee will be deducted with respect to the surrender of this policy, any pro-rata portion of the Early Termination Fee which has been deducted during the Early Termination Fee Charge Period will be subtracted from the amount of the Replacement Fee which would otherwise be deducted.

The following is added as the last item in the TABLE OF VALUES AND OTHER INFORMATION part of Section 1:

Early Termination Fee Calculation Limit

	Early Termination Fee Charge Period (Policy Year)	Early Termination Fee Calculation Limit
	1	$[37,283.00]
	2	$[74,566.00]
	3	$[111,849.00]
	4	$[149,132.00]
	5	$[186,415.00]
	6	$[223,698.00]
	7	$[260,981.00]

Section 3. DEFINITIONS

The definition for the term “Cash Surrender Value” is added as follows:

The term “Cash Surrender Value” equals the Policy Value less any applicable charge for the Early Termination Fee or pro-rata portion thereof.

The definition for the term “Net Cash Surrender Value” is amended and restated as follows:

The term “Net Cash Surrender Value” equals the Cash Surrender Value less the Policy Debt.

Section 18. SURRENDERS AND WITHDRAWALS

The following paragraph is added to the end of the Surrender of the Policy provision:

If you surrender this policy during the Early Termination Fee Charge Period and the surrender is not subject to a Replacement Fee, we will deduct an Early Termination Fee from the Policy Value. The Early Termination Fee and the Early Termination Fee Charge Period are shown in Section 1.

The following paragraph is added to the end of the Withdrawals provision:

Withdrawals During the Early Termination Fee Charge Period

If you withdraw a portion of the policy’s Net Cash Surrender Value during the Early Termination Fee Charge Period, we will deduct an Early Termination Fee from the Policy Value, calculated on a pro-rata basis as described below.

The pro-rata Early Termination Fee applicable to withdrawals during the Early Termination Fee Charge Period is equal to the Early Termination Fee as calculated in Section 1 at the time of the withdrawal multiplied by the ratio of (a) divided by (b); where (a) and (b) equal the following:

(a)	is the lesser of:

(1)	the amount of the withdrawal currently being taken, or

(2)	the excess, if any, of the sum of all premiums paid to date at the time of the withdrawal, minus the sum of all withdrawals previously taken; and

(b)	is the sum of all premiums paid to date at the time of the withdrawal.

The sum of all pro-rata Early Termination Fees applicable to withdrawals will never exceed the amount of the Early Termination Fee as described in Section 1 at the time of the withdrawal.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

President

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